Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Fund Service Providers” and “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated April 27, 2026, and each included in this Post-Effective Amendment No. 316 to the Registration Statement (Form N-1A, File No. 002-19458) of Guggenheim Funds Trust (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated November 26, 2025 with respect to the financial statements and financial highlights of Guggenheim Strategy Fund II (one of the funds constituting Guggenheim Strategy Funds Trust) included in the Annual Report to Shareholders (Form N-CSR) for the year ended September 30, 2025 into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia

April 27, 2026